May 4, 2006

Mail Stop 4561

Thomas A. Carr
Chairman and Chief Executive Officer
CarrAmerica Realty Corporation
1850 K Street, N.W.
Washington, D.C. 20006

      Re:	CarrAmerica Realty Corporation
		Preliminary Schedule 14A filed April 7, 2006
      Form 10-K filed February 22, 2006
		File No.  001-11706

Dear Mr. Carr:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Schedule 14A

General
1. We note that each share of your Series E preferred will be converted into a share of Series E preferred issued by MergerCo and then liquidated at $25 per share. Please tell us how this transaction is exempt from registration under the Securities Act. Also, please tell us whether the terms of your Series E preferred already provide for the right to redeem each share for $25.
2. We note disclosure on page 8 indicating that separate materials will be sent to the limited partners of CRH LP and CAR LP regarding the election of class A preferred stock in lieu of cash. Please tell us whether the offer and sale of class A preferred stock is exempt from registration under the 1933 Act and, if so, the exemption you are relying upon and the factual basis for that exemption.
3. Please provide an analysis of whether the proposed partnership mergers are subject to the proxy rules. We note that the units of limited partnership of CarrAmerica Realty L.P. are registered under
Section 12(g) of the Exchange Act.

Summary, page 1

The Merger and Related Transactions, page 4
4. Please provide graphic depictions of the structure of CarrAmerica
Realty Corporation and its affiliates prior to and following the proposed merger. Provide footnotes explaining key changes involving the makeup of each unit, including the CarrAmerica operating partnership and its limited partnerships.

Opinion of Our Financial Advisor, page 5
5. Please provide us with a copy of the board book or other information provided to you by your financial advisor. Also, please quantify the fee to be paid to the advisor in dollar terms and make it clear that the fee is entirely contingent on the success of the proposed transaction. Finally, please disclose whether your advisor has an interest in this transaction beyond its advisory fees.

Debt Tender Offers and Consent Solicitation, page 5
6. It appears that the debt tender offer may be subject to Regulations 14D and 14E under the Exchange Act. Please provide your analysis as to how this offer comports with the requirements for issuer tender offers.
7. We note that the operating partnership will solicit the consents of senior note holders to amend the indentures governing the senior notes. Please give us your detailed analysis of whether the solicitation is subject to the proxy rules.
8. Please explain more clearly what happens in the event that a note holder consents to amend the terms of indenture but does not agree to the sell the debt. Explain who would assume the liabilities under those surviving notes.
9. We note that MergerCo has obtained financing commitments covering roughly $4.2 billion. We further note that the total cost of the proposed transaction exceeds $5 billion. Please clarify whether the remaining funds will come from the intended capitalization of MergerCo by Blackstone Group affiliates in the amount of $900 million. If not, please tell us how financing is "assured" for purposes of Instruction 2(a) of Item 14 of Schedule 14A. Also, please provide us with a copy of the commitment letter.
10. We note that the merger agreement does not contain a financing condition. Please summarize the ramifications of any failure by Blackstone Group to obtain adequate financing to consummate this transaction, including whether this would constitute a breach of the merger agreement and grounds for termination by either party. Also, please make it clear, from page 43, that this would not give rise to a termination fee but that you may be able to seek compensation up to the $500 million "guarantee" by a Blackstone Group affiliate and explain in more detail the circumstances that could warrant such compensation. Finally, please provide us with a copy of the guarantee.

Treatment of CRH LP Units and CAR LP Units, page 8
11. Please explain briefly how you came to value the units in these
LPs at the same price as the common stock. Also, we note that you refer to these partnerships as your "DownREIT partnerships." Please explain how this comports with disclosure on page 46 of your Form 10-
K filed February 22, 2006 which states that in 2004 you restructured your operations to form an UPREIT.

Interests of Our Directors, Executive Officer, page 8
12. Please compare the benefits accruing to your officers and directors under their employment agreements prior to and following amendments made in consideration of this transaction, to the extent those benefits changed.

Termination Fee and Expenses, page 11
13. Please be more specific as to the circumstances that could give rise to your liability for the termination fee, to the extent they differ from the one identified in the previous section dealing with your acceptance of a superior offer.

Regulatory Matters, page 11
14. Please tell us how this disclosure comports with section
4.05(b)
of the merger agreement, which identifies the regulatory approvals necessary to complete the merger. Refer to Item 1011(a) of Regulation MA.

No Dissenters` Rights, page 11
15. Please disclose any other rights that may be available to security holders under state law. Refer to Item 1004(d) of Regulation MA.

Litigation Relating to the Merger, page 12
16. Your statement that the lawsuits are without merit is a legal conclusion that CarrAmerica is not qualified to make. Please revise to omit this conclusion or to disclose that it is based on the advice or opinion of counsel and name counsel.
17. Please discuss the potential impact of the lawsuits on this transaction, including whether an injunction could prevent you from meeting specified deadlines, such as the September 5, 2006 partnership mergers, or give rise to the termination fee discussed on page 11. Also, disclose how these litigation matters relate to the warranty appearing in section 4.09 of the merger agreement.
Please
provide us with copies of material public documents related to the litigation. Refer to the instruction to Item 1011(a)(5) of Regulation MA.

The Special Meeting, page 21
18. Please provide us with screen shots from your Internet voting site or provide us with a password to access the site.

Adjournments and Postponements, page 23

19. Please note that if you intend to adjourn or postpone the meeting to solicit additional proxies, it is our view that the postponement or adjournment of a meeting is a substantive proposal for which CarrAmerica must solicit votes. Provide a separate section on the proxy card for stockholders to indicate whether they wish to vote in favor of postponement or adjournment for the solicitation of additional votes.

The Mergers

General Description of the Mergers, page 24
20. Please describe to us in detail the actions you and your subsidiaries, including the general partners of each of CRH LP and CAR LP have already taken to approve the partnership mergers. Explain why no further approval of the partners is required to complete the partnership mergers.

Reasons for the Merger, page 34
21. It appears that prior acquisition offers were dismissed at least in part based on the impact of the merger on holders of Series E preferred shares and limited partnership units. Please expand your discussion to include your consideration of the impact of the proposed merger to these holders and explain how these considerations may be relevant to shareholders entitled to vote on this matter.
22. Please revise the second bullet point on page 34 to quantify the negative impact on your cash flows from each of the factors you cite.
We note, for example, disclosure on page 45 of your 2005 Form 10-K that you expect to borrow up to $90 million in order to fund dividends in light of the projected shortfall in cash from operations. Also, please make it clear that your ability to borrow these funds may be limited by the terms of your debt covenants and that, in the event you fail to find suitable financing, you may not have be able to make required dividend payments or maintain your REIT status.

Opinion of Our Financial Advisor, page 36
23. Please quantify total consideration paid by you to your advisor in the past two years. Refer to Item 1015(b)(4) of Regulation MA.

Net Asset Value Analysis, page 38
24. Please disclose the number of shares outstanding that Goldman Sachs used in this analysis and briefly explain how Goldman Sachs determined that number. Also, briefly explain how the average consensus estimate of per share net asset value was calculated. Provide similar clarification with respect to the FFO Multiple Analysis.

Selected Transactions Analysis, page 39
25. Please disclose the number of transactions underlying each part of this analysis, and the specific transactions reviewed in 2005 and
2006.

Our Change in Control Severance Pay Plan, page 46
26. Please tell us why you have disclosed the potential cash severance payment only for Robert O. Carr and not for other executive officers who may be covered by this plan.

The Merger Agreement, page 53
27. Refer to your "Titan" disclaimer. Please revise it to remove any implication that the agreements comprising this transaction do not constitute public disclosure under federal securities laws. In particular, pay careful attention to the following statements: (1) that the "text" of the merger agreement is not a source of factual, business or operational information about CarrAmerica; and (2) that stockholders may not rely on the agreement`s terms and conditions. Also, please tell us why it is appropriate to extend the disclaimer to the parties` "covenants," as opposed to their factual warranties and representations only. Finally, with respect to your statement that certain "information" may have changed since the date of the merger agreement, please be advised that you are responsible for considering whether additional specific disclosures regarding material contractual provisions are required to make the statements included in the prospectus/proxy statement not misleading.

The Partnership Mergers, page 53
28. Please explain what assets and liabilities CRH LP Merger
Partnership and CAR LP Merger Partnership may bring to the surviving entities in this transaction.

Multiple Stockholders Sharing One Address, page 79
29. Please make it clear that you will send separate proxy cards to an address subject to householding. Also, please tell us how you meet the consent requirements set forth in Rule 14a-3(e)(1)(ii).

Where You Can Find More Information, page 80
30. As appropriate, please revise to incorporate by reference recently filed periodic reports.

Exhibits
31. Please provide us with a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement.
This list should be sufficiently detailed to provide a clear understanding of the subject matter of such schedules.

Form 10-K

Note 9 - Gain on Sale of Properties..., page 91
32. We note on page 92 that you sold the CarrAmerica Corporate
Center
to a joint venture in return for cash and a 19% interest in the joint
venture. Further, we note that you funded additional capital and have some level of continuing involvement. Please tell us how you applied paragraph 30 of SOP 78-9 and paragraphs 33 and 34 of SFAS 66 in accounting for the gain of $77.4 million in 2005.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


You may contact Thomas Flinn at 202-551-3469 or Cicely L. LaMothe, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related
matters.
Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-
3780
with any other questions.

Sincerely,



Karen J. Garnett
Assistant Director

cc:  David Slotkin (via facsimile)




Thomas A. Carr
CarrAmerica Realty Corporation
May 4, 2006
Page 1